September 15, 2015

Philips provides update on its strategy to capture the opportunities in the HealthTech market at its Capital Markets Day

London, UK – Royal Philips (NYSE: PHG, AEX: PHIA) today will discuss its strategy to capture the attractive opportunities in the growing HealthTech market at its Capital Markets Day in London.

“Last year, we announced our plan to create two leading, fit-for-purpose companies, focused on the HealthTech and Lighting opportunities and today I am pleased to say that we are well on track,” said CEO Frans van Houten. “In Lighting, we are reinforcing our global leadership position and driving attractive financial returns by optimizing our strong position and performance in conventional lighting to fund continuing profitable growth in LED, Systems and Services. In the HealthTech market, we are leveraging our leadership positions to generate higher growth and scale benefits, focusing on integrated solutions along the health continuum based on our advanced technology and deep customer insights.”

During the meeting, CEO Frans van Houten and CFO Ron Wirahadiraksa will also provide an update on the separation process and on the Group’s financial performance trajectory.

“We continue to expect modest sales growth for 2015 and an increase in the adjusted EBITA margin, underpinned by improved operational performance, despite a less favorable foreign exchange environment and deteriorating market conditions in certain emerging markets, most notably China,” said Frans van Houten.  “The underlying strength of our businesses is enabling us to deliver further operational improvements, and we expect an adjusted EBITA margin in 2016 of around 11%. At the same time, macro-economic risks are increasing and, as a result, we expect modest sales growth in 2016. Separation and restructuring costs are expected to impact profitability by approximately 200 basis points in 2016, resulting in an anticipated reported EBITA margin of around 9% in 2016. The return on invested capital is expected to be more than 12% in 2016.”

As of the first quarter of 2016, Philips intends to move to a new reporting structure. Sales and profitability per reporting segment (four segments in HealthTech, one for Lighting) will be provided on a quarterly basis. Philips intends to provide historical pro-forma comparable numbers under the new reporting structure prior to the publication of the first quarter 2016 results.

Presentations in London will start at 10:00 AM CET. The plenary sessions until around 11:45 AM CET can be followed via a live webcast. A video summary of the subsequent break-out sessions will be made available soon after the end of the event. Please click on this //link\\ to follow the webcast and download the slides that will be used during the day.

For further information, please contact:

Philips Group Communications

Steve Klink
Tel.: +31 6 1088 8824
E-mail: steve.klink@philips.com

Joost Akkermans
Tel.: +31 6 3175 8996
E-mail: joost.akkermans@philips.com

Philips Investor Relations

Leandro Mazzoni
Phone: +31 20 5977055
E-mail: investor.relations@philips.com

Vanessa Bruinsma-Kleijkers
Tel.: +31 20 5977447
Email: Vanessa.Bruinsma-Kleijkers@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 106,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.